August 28, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2002:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

            None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

            128,501 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

            None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

            Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

            Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

            None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

            Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

            None

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

            None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

            None

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

            Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter.

            Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid.

            None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter.

            None


                                        Very truly yours,


                                        NiSource Inc.


                                        By:          /s/ J. W. Grossman
                                             ----------------------------------
                                               J. W. Grossman, Vice President
                                                       and Controller

                                                                      EXHIBIT #1

                                 NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4


                        AMOUNT ISSUED DURING     AMOUNT OUTSTANDING    TYPE OF DEBT
COMPANY                 SECOND QUARTER OF 2002     JUNE 30, 2002        OR SECURITY                     TERMS
----------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.             283,191,000          400,000,000    Short-term Debt     Commercial paper borrowing with a
                                                                                           weighted average interest rate of 3.016%

NiSource Finance Corp.                      --          573,800,000    Short-term Debt     Credit facility advances with a weighted
                                                                                           average interest rate of 2.536%

NiSource Finance Corp.                      --        5,354,500,000    Long-term Debt      Various maturity dates and weighted
                                                                                           average interest rates
----------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5


                                                                          INTER-COMPANY DEBT
                                                                            OUTSTANDING AT       WEIGHTED AVERAGE
LENDING COMPANY                        BORROWING SUBSIDIARY                 JUNE 30, 2002          INTEREST RATE
---------------------------------------------------------------------------------------------------------------------
Nisource Finance Corp.      Northern Indiana Public Service Company           40,764,000                2.73%
---------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7

                                                                    GUARANTEES ISSUED
GUARANTOR                                    SUBSIDIARY           DURING 2ND QUARTER 2002                 PURPOSE
--------------------------------------------------------------------------------------------------------------------------------
NiSource/NiSource Capital Markets        Primary Energy, Inc.          19,732,000           Guarantee leases for steel industry
NiSource/NiSource Capital Markets        EnergyUSA - TPC               42,350,000           Guarantee energy trading contracts
--------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #4


                                       NISOURCE INC.
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11


As of June 30, (in thousands)                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                       $ 16,268,002
     Accumulated depreciation and amortization                                                             (7,826,186)
----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      8,441,816
----------------------------------------------------------------------------------------------------------------------
     Gas and oil producing properties, successful efforts method
        United States cost center                                                                           1,034,184
        Canadian cost center                                                                                    8,576
     Accumulated depletion                                                                                   (101,721)
----------------------------------------------------------------------------------------------------------------------
     Net gas and oil producing properties                                                                     941,039
----------------------------------------------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                                                   690,736
----------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                          10,073,591
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                                                                121,220
     Assets held for sale                                                                                     106,562
     Other investments                                                                                         54,708
----------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                   282,490
----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                 54,841
     Accounts receivable - less reserve                                                                       538,234
     Other receivables                                                                                         18,254
     Gas inventory                                                                                            181,226
     Underrecovered gas and fuel costs                                                                        146,259
     Material and supplies, at average cost                                                                    80,080
     Electric production fuel, at average cost                                                                 34,368
     Price risk management asset                                                                               78,127
     Exchange gas receivable                                                                                  157,714
     Prepayments and other                                                                                    294,975
----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              1,584,078
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                                                               106,234
     Regulatory assets                                                                                        608,848
     Intangible assets                                                                                      3,726,684
     Deferred charges and other                                                                               375,247
----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                4,817,013
----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                            $ 16,757,172
======================================================================================================================

                                                                      EXHIBIT #4

                                       NISOURCE INC.
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11


As of June 30, (in thousands)                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                                                                 $  3,579,746
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                                                      81,114
           Series with mandatory redemption provisions                                                          4,969
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures                                              345,000
     Long-term debt, excluding amounts due within one year                                                  5,930,511
----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        9,941,340
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current redeemable preferred stock subject to mandatory redemption                                       43,000
      Current portion of long-term debt                                                                       692,794
      Short-term borrowings                                                                                 1,000,744
      Accounts payable                                                                                        391,381
      Dividends declared on common and preferred stocks                                                        61,969
      Customer deposits                                                                                        57,880
      Taxes accrued                                                                                           264,770
      Interest accrued                                                                                         90,792
      Overrecovered gas and fuel costs                                                                         28,972
      Price risk management liabilities                                                                        79,601
      Exchange gas payable                                                                                    305,825
      Current deferred revenue                                                                                118,290
      Other accruals                                                                                          480,993
----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         3,617,011
----------------------------------------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                                                        10,207
      Deferred income taxes                                                                                 1,875,094
      Deferred investment tax credits                                                                         100,773
      Deferred credits                                                                                        257,062
      Non-current deferred revenue                                                                            371,217
      Accrued liability for post retirement benefits                                                          290,103
      Liabilities held for sale                                                                               118,317
      Other non-current liabilities                                                                           176,048
----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       3,198,821
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                     $ 16,757,172
======================================================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 6,302,824
     Accumulated depreciation and amortization                                                             (3,467,359)
----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      2,835,465
----------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                  8,425
----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  5,790
     Accounts receivable - less reserve                                                                       101,509
     Gas cost adjustment clause                                                                                30,230
     Material and supplies, at average cost                                                                    47,008
     Electric production fuel, at average cost                                                                 34,368
     Natural gas in storage, at last in, first-out cost                                                        11,467
     Price risk management assets                                                                               4,991
     Prepayments and other                                                                                     36,364
----------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                          271,727
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                        230,547
     Deferred charges and other                                                                               187,714
----------------------------------------------------------------------------------------------------------------------
Total Other Assets                                                                                            418,261
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                              $ 3,533,878
======================================================================================================================

                                                                      EXHIBIT #5

                          NORTHERN INDIANA PUBLIC SERVICE COMPANY
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11

As of June 30, (in thousands)                                                                                    2002
----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                                               $ 1,010,040
Preferred Stocks -
      Series without mandatory redemption provisions                                                           81,114
      Series with mandatory redemption provisions                                                               4,969
Long-term debt, excluding amount due within one year                                                          789,211
----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        1,885,334
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current redeemable preferred stock subject to mandatory redemption                                       43,000
      Current portion of long-term debt                                                                        58,500
      Short-term borrowings                                                                                   180,336
      Accounts payable                                                                                        144,019
      Dividends declared on common and preferred stock                                                         48,749
      Customer deposits                                                                                        34,213
      Taxes accrued                                                                                           249,844
      Interest accrued                                                                                          8,906
      Accrued employment costs                                                                                 47,082
      Price risk management liabilities                                                                         4,460
      Other accruals                                                                                           21,750
----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                           840,859
----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                   524,319
      Deferred investment tax credits                                                                          67,856
      Deferred credits                                                                                         46,589
      Accrued liability for post retirement benefits                                                          161,226
      Regulatory liabilities                                                                                    4,814
      Other noncurrent liabilities                                                                              2,881
----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         807,685
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 3,533,878
======================================================================================================================

                                                                      EXHIBIT #6

                                  BAY STATE GAS COMPANY
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11


As of June 30, (in thousands)                                                                                  2002
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                      $ 1,399,896
     Accumulated depreciation and amortization                                                             (325,817)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                    1,074,079
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                2,446
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                2,277
     Accounts receivable - less reserve                                                                      52,478
     Gas cost adjustment clause                                                                              19,355
     Material and supplies, at average cost                                                                   8,611
     Natural gas in storage - weighted average                                                               32,481
     Prepayments and other                                                                                    6,479
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              121,681
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                       20,909
     Intangible assets                                                                                          871
     Deferred charges and other                                                                              37,373
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                 59,153
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                           $ 1,257,359
====================================================================================================================

                                                                      EXHIBIT #6

                                  BAY STATE GAS COMPANY
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11


As of June 30, (in thousands)                                                                                  2002
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                       $   539,203
      Long-term debt excluding amt due within one year                                                      102,167
--------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                              641,370
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                  75,781
      Accounts payable                                                                                      120,478
      Notes payable to associated companies                                                                  60,357
      Customer deposits                                                                                       3,669
      Taxes accrued                                                                                          13,227
      Interest accrued                                                                                        3,093
      Price risk management liabilities                                                                           7
      Refunds due customers within one year                                                                   6,503
      Other accruals                                                                                         21,584
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         304,699
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                 292,536
      Deferred investment tax credits                                                                         3,076
      Other noncurrent liabilities                                                                           15,678
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       311,290
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                    $ 1,257,359
====================================================================================================================

                                                                      EXHIBIT #7


                                 NORTHERN UTILITIES, INC.
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11


As of June 30, (in thousands)                                                                                  2002
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 254,576
     Accumulated depreciation and amortization                                                              (52,823)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      201,753
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                2,340
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  301
     Accounts receivable - less reserve                                                                      14,786
     Gas cost adjustment clause                                                                               6,570
     Material and supplies, at average cost                                                                     743
     Natural gas in storage, weighted average                                                                15,242
     Prepayments and other                                                                                    2,954
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                               40,596
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                       13,734
     Intangible assets                                                                                          871
     Deferred charges and other                                                                               2,893
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                 17,498
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 262,187
====================================================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                         $ 111,990
      Long-term debt excluding amt due within one year                                                        6,667
--------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                              118,657
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                  10,548
      Accounts payable                                                                                        3,900
      Notes payable to associated companies                                                                  60,288
      Customer deposits                                                                                         778
      Taxes accrued                                                                                           3,667
      Interest accrued                                                                                          336
      Price risk management liabilities                                                                           7
      Refunds due customers within one year                                                                   2,208
      Other accruals                                                                                          6,450
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                          88,182
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                  49,648
      Deferred investment tax credits                                                                           276
      Other non-current liabilities                                                                           5,424
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        55,348
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 262,187
====================================================================================================================

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of June 30, (in thousands)                                                                                     2002
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                            $ 78,973
     Accumulated depreciation and amortization                                                                 (37,923)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                          41,050
-----------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                       5
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                     700
     Accounts receivable - less reserve                                                                          3,477
     Material and supplies, at average cost                                                                        355
     Natural gas in storage - weighted average                                                                     878
     Prepayments and other                                                                                           9
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                   5,419
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Deferred charges and other                                                                                     55
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                        55
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                 $ 46,529
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                             $ 35,019
-----------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                                  35,019
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                             939
      Customer deposits                                                                                            469
      Taxes accrued                                                                                                450
      Interest accrued                                                                                             136
      Fuel adjustment clause                                                                                       122
      Other accruals                                                                                             1,728
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                              3,844
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                      4,158
      Deferred investment tax credits                                                                              483
      Accrued liability for post retirement benefits                                                             1,110
      Post retirement benefits accrued                                                                             427
      Regulatory liabilities                                                                                     1,477
      Other non-current liabilities                                                                                 11
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                            7,666
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                          $ 46,529
=======================================================================================================================

                                                                      EXHIBIT #9

                          NORTHERN INDIANA FUEL AND LIGHT COMPANY
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11

As of June 30, (in thousands)                                                                                   2002
---------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                          $ 73,037
     Accumulated depreciation and amortization                                                               (26,003)
---------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                        47,034
---------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                   639
---------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                   237
     Accounts receivable - less reserve                                                                       10,073
     Gas adjustment clause                                                                                     3,298
     Material and supplies, at average cost                                                                      397
     Natural gas in storage - weighted average                                                                 2,086
     Prepayments and other                                                                                        58
---------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                16,149
---------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           122
     Deferred charges and other                                                                                  284
---------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                     406
---------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                               $ 64,228
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                           $ 46,445
---------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                          46,445
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                         2,747
      Customer deposits                                                                                          391
      Taxes accrued                                                                                            1,690
      Other accruals                                                                                           1,639
---------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                            6,467
---------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                    4,644
      Deferred investment tax credits                                                                            302
      Deferred credits                                                                                         4,281
      Other non-current liabilities                                                                            2,089
---------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         11,316
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                        $ 64,228
=====================================================================================================================

                                                                     EXHIBIT #10

                                 COLUMBIA GAS OF KENTUCKY
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11


As of June 30, (in thousands)                                                                                  2002
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                        $ 227,672
     Accumulated depreciation and amortization                                                             (102,854)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      124,818
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  211
     Accounts receivable - less reserve                                                                      36,061
     Gas adjustment clause                                                                                    9,118
     Exchange gas receivable                                                                                  2,434
     Natural gas in storage - weighted average                                                                5,151
     Prepayments and other                                                                                    1,422
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                               54,397
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                        5,479
     Deferred charges and other                                                                               1,335
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                  6,814
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 186,029
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                          $ 74,048
      Long-term debt excluding amt due within one year                                                       42,195
--------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        116,243
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                      27
      Accounts payable                                                                                       13,186
      Notes payable to associated companies                                                                   5,805
      Customer deposits                                                                                       2,297
      Taxes accrued                                                                                           4,202
      Interest accrued                                                                                          639
      Deferred income taxes                                                                                   5,871
      Exchange gas payable                                                                                   14,437
      Other accruals                                                                                          5,307
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                          51,771
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                  10,637
      Deferred investment tax credits                                                                         1,354
      Regulatory liabilities                                                                                  3,870
      Other non-current liabilities                                                                           2,154
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        18,015
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                      $ 186,029
====================================================================================================================

                                                                     EXHIBIT #11

                                   COLUMBIA GAS OF OHIO
                          QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11


As of June 30, (in thousands)                                                                                  2002
--------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                      $ 1,517,461
     Accumulated depreciation and amortization                                                             (665,308)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                      852,153
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                4,379
     Accounts receivable - less reserve                                                                      83,590
     Gas adjustment clause                                                                                   36,071
     Exchange gas receivable                                                                                 32,257
     Natural gas in storage - weighted average                                                               78,638
     Prepayments and other                                                                                   97,834
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              332,769
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                      195,425
     Deferred charges and other                                                                              33,981
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                229,406
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                           $ 1,414,328
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                       $   397,425
      Long-term debt excluding amt due within one year                                                      207,148
--------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                        604,573
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                                     158
      Accounts payable                                                                                      251,906
      Customer deposits                                                                                       8,356
      Taxes accrued                                                                                          61,033
      Interest accrued                                                                                        2,288
      Deferred income taxes                                                                                  48,553
      Exchange gas payable                                                                                  113,985
      Estimated rate refund                                                                                     697
      Other accruals                                                                                         66,176
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         553,152
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                 128,894
      Deferred investment tax credits                                                                        16,119
      Regulatory liabilities                                                                                  9,038
      Accrued liability for post retirement benefits                                                         55,108
      Other non-current liabilities                                                                          47,444
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       256,603
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                    $ 1,414,328
====================================================================================================================

                                                                     EXHIBIT #12

                                COLUMBIA GAS OF PENNSYLVANIA
                            QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11


As of June 30, (in thousands)                                                                                     2002
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                           $ 651,889
     Accumulated depreciation and amortization                                                                (220,024)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                         431,865
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                   2,773
     Accounts receivable - less reserve                                                                         67,181
     Gas adjustment clause                                                                                      48,186
     Exchange gas receivable                                                                                    14,225
     Natural gas in storage - weighted average                                                                  33,934
     Prepayments and other                                                                                      11,690
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                 177,989
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                          66,821
     Deferred charges and other                                                                                  3,570
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                    70,391
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                $ 680,245
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                            $ 212,175
      Long-term debt excluding amt due within one year                                                         185,215
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                           397,390
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                          33,402
      Notes payable to associated companies                                                                     17,843
      Customer deposits                                                                                          3,367
      Taxes accrued                                                                                             23,109
      Deferred income taxes                                                                                      3,120
      Exchange gas payable                                                                                      27,674
      Other accruals                                                                                            41,614
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                            150,129
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                     93,089
      Deferred investment tax credits                                                                            7,686
      Regulatory liabilities                                                                                     5,418
      Accrued liability for post retirement benefits                                                            13,631
      Other non-current liabilities                                                                             12,902
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                          132,726
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                         $ 680,245
=======================================================================================================================

                                                                     EXHIBIT #13

                                  COLUMBIA GAS OF VIRGINIA
                            QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11


As of June 30, (in thousands)                                                                                     2002
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                           $ 489,682
     Accumulated depreciation and amortization                                                                (116,882)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                         372,800
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                     475
     Accounts receivable - less reserve                                                                         45,114
     Exchange gas receivable                                                                                       954
     Material and supplies, at average cost                                                                        550
     Natural gas in storage - weighted average                                                                   9,468
     Prepayments and other                                                                                      20,062
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                  76,623
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           7,977
     Deferred charges and other                                                                                  5,421
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                    13,398
-----------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                $ 462,821
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                            $ 157,604
      Long-term debt excluding amt due within one year                                                         130,175
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                           287,779
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                          22,525
      Notes payable to associated companies                                                                     12,835
      Customer deposits                                                                                          4,606
      Taxes accrued                                                                                             15,708
      Gas adjustment clause                                                                                     26,580
      Exchange gas payable                                                                                       4,368
      Other accruals                                                                                            16,136
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                            102,758
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                     28,517
      Deferred investment tax credits                                                                            2,148
      Regulatory liabilities                                                                                     1,360
      Accrued liability for post retirement benefits                                                             5,834
      Other non-current liabilities                                                                             34,425
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                           72,284
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                         $ 462,821
=======================================================================================================================

                                                                     EXHIBIT #14

                                  COLUMBIA GAS OF MARYLAND
                            QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      FILE NO. 70-9681
                                          ITEM #11


As of June 30, (in thousands)                                                                                     2002
-----------------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                            $ 83,322
     Accumulated depreciation and amortization                                                                 (35,333)
-----------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                          47,989
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                      80
     Accounts receivable - less reserve                                                                         19,047
     Exchange gas receivable                                                                                     1,666
     Material and supplies, at average cost                                                                         98
     Natural gas in storage - weighted average                                                                   2,583
     Prepayments and other                                                                                       2,895
-----------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                  26,369
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                           2,102
     Deferred charges and other                                                                                    159
-----------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                     2,261
-----------------------------------------------------------------------------------------------------------------------
 Total Assets                                                                                                 $ 76,619
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                             $ 27,933
      Long-term debt excluding amt due within one year                                                          18,975
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                            46,908
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                           5,476
      Notes payable to associated companies                                                                      2,495
      Customer deposits                                                                                            348
      Taxes accrued                                                                                              3,090
      Gas adjustment clause                                                                                      2,270
      Exchange gas payable                                                                                       3,918
      Other accruals                                                                                             2,214
-----------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                             19,811
-----------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                      5,138
      Deferred investment tax credits                                                                              775
      Regulatory liabilities                                                                                       490
      Accrued liability for post retirement benefits                                                             1,637
      Other non-current liabilities                                                                              1,860
-----------------------------------------------------------------------------------------------------------------------
          Total other                                                                                            9,900
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                          $ 76,619
=======================================================================================================================

                                                                     EXHIBIT #15

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945
                                    ITEM #12


                                                          MAXIMUM AMOUNT            MAXIMUM AMOUNT           AVERAGE INTEREST
                                                        OUTSTANDING DURING        INVESTED DURING              RATE DURING
SUBSIDIARY                                            SECOND QUARTER OF 2002    SECOND QUARTER OF 2002    SECOND QUARTER OF 2002
----------------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                                      N/A                   641,000                     2.73%
Bay State Gas Company                                            107,885,000                         0                     2.73%
Columbia Assurance Agency, Inc.                                          N/A                    11,000                     2.73%
Columbia Accounts Receivable Corporation                                 N/A                 9,352,000                     2.73%
Columbia Atlantic Trading Corporation                                      0                 5,139,000                     2.73%
CNR Canada, Ltd.                                                   4,563,000                         0                     2.73%
Columbia Energy Group Capital Corporation                                N/A                   170,000                     2.73%
Columbia Deep Water Services Company                                 856,000                         0                     2.73%
Columbia Electric Corporation                                            N/A                 6,399,000                     2.73%
Columbia Energy Resources, Inc.                                          N/A                 5,039,000                     2.73%
Columbia Energy Services Corporation                               8,098,000                   159,000                     2.73%
Columbia Finance Corporation                                             N/A                         0                     2.73%
Columbia Energy Group                                                    N/A               431,428,000                     2.73%
Columbia Gulf Transmission Company                                32,235,000                         0                     2.73%
Columbia Gas of Virginia, Inc.                                             0                44,028,000                     2.73%
Columbia Insurance Corporation, Ltd.                                     N/A                    55,000                     2.73%
Columbia Gas of Kentucky, Inc.                                             0                36,863,000                     2.73%
Columbia LNG Corporation                                                 N/A                 9,012,000                     2.73%
Columbia Gas of Maryland, Inc.                                             0                17,367,000                     2.73%
CNS Microwave, Inc.                                                      N/A                 1,441,000                     2.73%
Columbia Natural Resources, Inc.                                  21,351,000                16,912,000                     2.73%
Columbia Network Services Corporation                                    N/A                 3,203,000                     2.73%
Columbia Gas of Ohio, Inc.                                       162,817,000                         0                     2.73%
Columbia Gas of Pennsylvania, Inc.                                         0                39,628,000                     2.73%
Columbia Propane Corporation                                       7,903,000                         0                     2.73%
CP Holdings, Inc.                                                        N/A                   116,000                     2.73%
Columbia Pipeline Corporation                                            N/A                    36,000                     2.73%
Columbia Energy Power Marketing Corporation                            4,000                         0                     2.73%
Columbia Remainder Corporation                                        27,000                         0                     2.73%
Crossroads Pipeline                                               32,305,000                         0                     2.73%
Columbia Energy Group Service Corp.                               84,530,000                         0                     2.73%
Columbia Service Partners, Inc.                                          N/A                13,911,000                     2.73%
Columbia Transmission Communications Corporation                         N/A                 3,176,000                     2.73%
NiSource Development Company, Inc.                               196,967,000                         0                     2.73%
EnergyUSA, Inc.                                                   37,413,000                         0                     2.73%
EnergyUSA, Inc. (MA)                                               4,150,000                         0                     2.73%
Kokomo Gas and Fuel Company                                                0                 3,219,000                     2.73%
NiSource Capital Markets. Inc.                                           N/A                 6,352,000                     2.73%
NI Energy Services, Inc.                                          46,394,000                         0                     2.73%
NiSource Energy Technologies, Inc.                                19,286,000                         0                     2.73%
NiSource Finance Corp.                                                   N/A               386,810,000                     2.73%
NiSource Inc.                                                            N/A                58,253,000                     2.73%
Northern Indiana Fuel and Light Company, Inc.                              0                 9,484,000                     2.73%
Northern Indiana Public Service Company                          181,964,000                         0                     2.73%
NiSource Pipeline Group, Inc.                                     15,847,000                         0                     2.73%
Northern Utilities, Inc.                                           1,165,000                 9,425,000                     2.73%
Columbia Petroleum Corporation                                           N/A                52,457,000                     2.73%
Columbia Propane, L.P.                                                   N/A                 2,362,000                     2.73%
Primary Energy, Inc.                                               5,048,000                 8,696,000                     2.73%
Columbia Gas Transmission Corporation                             64,795,000                27,665,000                     2.73%
EnergyUSA-TPC Corp.                                               10,256,000                81,419,000                     2.73%
----------------------------------------------------------------------------------------------------------------------------------